Exhibit 99.6

Annual General Meeting

The Voting Instructions Card must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on June 8, 2012 for action to be taken.

2012 VOTING INSTRUCTIONS CARD	AMERICAN DEPOSITARY SHARES

Jiayuan.com International Ltd. (the “Company”)

International ADS CUSIP No.:	477374102.
Restricted ADS CUSIP No.:	477374995.
ADS Record Date:	May 4, 2012.
Meeting Specifics:	Annual General Meeting to be held on June 15, 2012 at 10:00 a.m. (local time) at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong (the “Meeting”).
Meeting Agendas:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 16, 2011.
Deposited Securities:	Ordinary shares, par value $0.001 per share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof, subject, however, to the terms of Cayman Islands Law and of the Deposit Agreement.

Please note that the Deposit Agreement provides that pursuant to the Cayman Islands Law the Depositary (or the Custodian) will be required to vote on a show of hands unless a poll is demanded. When voting is by show of hands, the Depositary shall vote (or shall instruct the Custodian to vote) all Deposited Securities in accordance with voting instructions received from a majority of Holders giving voting instructions. In case of voting by poll, the Depositary shall vote (or cause the Custodian to vote) the Deposited Securities in accordance with the voting instructions received from the Holders giving voting instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date of the Deposit Agreement), a poll may be demanded at any meeting by the chairman of the board of directors or any shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the voting instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of holders of ADS, or Deposited Securities will be materially adversely affected.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions Card must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein.

Agenda

Proposal No. 1 – To increase the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under Section 4.1 of the 2007 Share Incentive Plan, as amended (the “Plan”), by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares.

Proposal No. 2 – To amend the Plan to allow the administrator of the Plan to have additional flexibility to re-price awards granted under the Plan, including the re-pricing of “underwater” share options, without shareholder approval by amending Sections 3.2(g) 5.1.1, 5.1.3 and 7.6.5 of the Plan by amending the indicated text:

Section 3.2(g)

“(g) adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 7.6 and that the Administrator (may without the approval of shareholders) take any action that would~~, and provided that in no case (except due to any re-pricing that may be approved by shareholders) shall such an adjustment~~ constitute a re-pricing (by amendment, cancellation and re-grant, exchange or other means) of the per share exercise or base price of any or all outstanding awards, including any option or share appreciation right, to a price that is less than the fair market value of a share on the date of the grant of the initial award;”

Section 5.1.1

“A share option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator. An option may be intended as an incentive share option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified share option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified share option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years; provided that the maximum term shall be five (5) years for ISOs granted to Eligible Persons who are ten percent or more shareholders for purposes of Section 422 of the Code. The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) ~~in the case of a share option granted retroactively in tandem with or as a substitution for another award, the per share exercise price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted (to the extent consistent with Sections 422 and 424 of the Code in the case of options intended as incentive share options); (b)~~ in the case of an ISO granted to a ten percent or more owner for purposes of Section 422 of the Code, the per share exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a Plan Share; and ~~(c)~~(b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant, provided that such exercise price shall not be less than the per share purchase price of the preference shares of the Company. When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4. “

Section 5.1.3

“A share appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the share appreciation right is exercised over the fair market value of a Plan Share on the date the share appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except ~~as follows: (a) in the case of a share appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted; and (b) in any other circumstances,~~ a share appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant. The maximum term of a share appreciation right shall be ten (10) years. The Administrator may grant limited share appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the share appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.”

Section 7.6.5

“No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change~~; provided however that, in the absence of shareholder approval or as allowed under Section 4.4 of this Plan, no amendment of this Plan or change affecting any outstanding option, share appreciation right, or similar award shall directly or indirectly (i) reduce the award’s exercise price or base price(as applicable), (ii) result in a “repricing” within the meaning of any applicable law, or (iii) result in an award’s cancellation in consideration of a current or future new award having a reduced exercise price or base price (as applicable)~~.”

Proposal No. 3 — To authorize each of the directors or officers of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A	Issues	Jiayuan.com International Ltd.

For Against Abstain

Proposal 1

Proposal 2

Proposal 3

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If this Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions Cards executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)